July 31, 2007

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Fortune Industries, Inc.
Form 10-K for the fiscal year ended August 31, 2006 filed November 29, 2006
Form 10-Q for the fiscal quarters ended November 30, 2006 and February 28, 2007
File No. 0-19049

Dear Mr. Spirgel:

This letter is in response to the comments set forth in the letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated June 5, 2007 in connection with the above referenced forms filed by Fortune Industries, Inc. (“The Company”).  We have broken down certain comments into multiple sections for ease of response.

We note that comments 1, 2, 3, 5, 6, 7, and 8 from the original SEC comment letter to the Company dated March 26, 2007 have been addressed in our response dated April 24, 2007 and appear to have been deemed acceptable by the Staff of the SEC.

Form 10-K for the fiscal year ended August 31, 2006

Note 2 – Acquisitions and Pro Forma Financial Statements, page 55

1a.  Comment:  We note your response to prior comment 4.  Please tell us the economic substance of the put/call option issued in conjunction with the acquisition of CSM, Inc. (“CSM”).  In other words absent the put option issued in the transaction would the Company have had to issue additional shares, cash or other consideration to complete the transaction.

Response:  Absent the put option, the Company does not believe that a material increase in the purchase price comprised of either cash or stock would have been likely.  Consistent with acquisitions prior to CSM, the put option provided (a) the Company’s majority shareholders the opportunity to maintain control and (b) incentives for the seller to operate successfully.  The put option was not included in the acquisition for the purpose of increasing the purchase price.

Mr. Larry M. Spirgel
Securities and Exchange Commission
July 31, 2007

Other facts related to the put option include:
•
The sellers’ ability to exercise their put options, which may only take place during the period June 1, 2008 to September 30, 2008, is only allowed if (1) the average bid price of the Company’s common stock for the thirty day period proceeding the exercise period is less than the put price or (2) the Company’s stock ceases to be listed on a national exchange.  If neither of the two criteria is met then the CSM sellers may not exercise their put sale options.

•	The put option is with the Company’s majority shareholder and the Company did not guarantee the put option.
•	The put option was structured similar to the options granted in certain past acquisitions.
•
In a comment letter from the SEC to the Company dated March 19, 2004 the same issue was raised for a different acquisition and the Company’s response was accepted in a supplemental response from the SEC dated September 16, 2004.  The Company’s response in its March 31, 2004 response letter related to a put option involving the acquisition of Professional Staff Management, Inc. (“PSM”) and similar facts and circumstances apply to the current issue with CSM.  Our March 31, 2004 response included the following:

•	The Company deemed the put option value to be $0.
•
This value was based on the assumption that the agreement between Fortune and PSM required stock put by the PSM seller to be purchased by certain of the Company’s shareholders before the Company would be obligated to make a put purchase.

•	The Company’s shareholders net worth exceeded the maximum put by a significant margin and;
•	The likelihood of liability to the Company was deemed remote.

1b.  Comment: Since the put/call option was issued in connection with the Company’s acquisition of CSM, it is still unclear to us why you believe that the put option is outside the scope of SAB Topic 5 as codified by SAB 107.

Response: The put option is with the majority shareholder and the Company did not guarantee the put.  The Company believes pertinent elements and risks are properly disclosed. The put option is outside the scope of Topic 5 as codified in SAB 107 as the majority shareholder has the economic interest in acquiring the shares of stock surrounding the put option and the risk of loss.  As noted in our response to 1a, management believes the put option would not have materially changed the economic substance of the acquisition.

1c.  Comment:  Tell us in detail how you concluded that the likelihood of payment of the contingent consideration was beyond a reasonable doubt.  Tell us whether an equal number of shares vest each year.  If so, tell us what happens if the annual operating performance is not met.  Are these shares forfeited?  Tell us whether any of the restricted shares have vested.

Mr. Larry M. Spirgel
Securities and Exchange Commission
July 31, 2007

Response:  The Company determined at the date of acquisition that the likelihood of payment of the contingent consideration to be beyond a reasonable doubt based upon financial projections of CSM.  Financial projections were generated from historical financial performance of CSM, historical growth rates of CSM, and Professional Employer Organization (“PEO”) industry growth factors.  Additionally, synergies were expected to be gained by integrating marketing and operating platforms of CSM with another market leading PEO owned by the Company (PSM).  The contingent consideration consisted of 150,000 shares of the Company’s common stock that vest over a three-year period from April 1, 2005 through March 31, 2008.  Each vesting period is for one year and 50,000 shares can vest each year.  Each period is measured independently of any previous or subsequent period and no carry forward or backward of unvested shares is allowable.  Any unvested shares are retired by the Company.   Subsequent financial results show that 58% and 64% of the eligible shares vested the first and second year ending March 31, 2006 and 2007, respectively, and have been distributed to the CSM sellers.  The Company projects CSM to vest in 100% the final year’s allocation.  The total unvested and later retired shares are projected to be immaterial (less than 1% of equity and less than 0.2% of assets) compared to the Company’s financial statements at the time of acquisition and our latest Form 10-K filing at August 31, 2006.

1d.   Comment:  Tell us why your majority shareholder, and not you, agreed that the vested shares can be put to him at the $10.33 per share, which significantly exceeds the market price of the restricted common stock at the acquisition date.  Tell us whether you guaranteed to the seller your majority shareholder’s obligation under the put.

Response:  As previously stated, the agreement did not provide for the Company to guarantee the put option.  Our majority shareholder has personally guaranteed the majority of our institutional notes payable and as a result has the most at risk.  The put option allows our majority shareholder the right to maintain control of the Company.  The value of the put option was approximately equal to the market value of our stock when negotiations with CSM first began.  The stock price decreased over the time prior to closing and management believed our stock was significantly undervalued at the closing date.  There are no payments from the Company to the majority shareholder to honor the put – any value to be paid is directly and indirectly from the majority shareholder and not the Company.

1e.  Comment:  Tell us how you considered the restricted shares in you EPS calculation under SFAS 128.

Response:  The shares were issued as restricted securities within approximately 45 days after the close of the acquisition of CSM.  The shares were included in both the basic and diluted computation of EPS in the Company’s financial statements for the periods subsequent to issuance.   Unvested shares have been retired and subtracted from the EPS calculations.

Form 10-Q for the quarterly period ended November 30, 2006
Note 11 – Variable Interest Entity, page 20

Mr. Larry M. Spirgel
Securities and Exchange Commission
July 31, 2007

2.  We note your response to prior comment number 9 and have the following comments.

2a.  Tell us whether prior to the creation of FFD, the properties were owned and leased to you by Mr. Fortune and Mr. Fisbeck.  Tell us the business reason for the creation of FFD.  Tell us how the properties were originally financed.

Response:  FFD was created on January 20, 2004 to purchase real estate as an investment for the two largest shareholders of FFD.  On February 28, 2004, the Company leased office and warehouse space from FFD in a building owned by FFD.  Prior to the FFD lease, the Company maintained various third party real estate leases.  At inception, the Company leased approximately one fourth of the above referenced building’s total office and warehouse space for an amount that approximated market rate.  As the Company grew, additional office and warehouse space was leased.  The property was originally acquired by FFD from an unrelated third party and financed by FFD with a bank through term loan agreements which were personally guaranteed by the owners of FFD.  FFD subsequently acquired other real estate as the Company acquired other businesses in 2003 and 2004. In conjunction with the acquisitions, FFD entered into lease agreements with the Company for these additional spaces.   Around the time of the creation of FFD, the properties were financed through debt and equity of the owners in the form of cash and marketable equity securities.

2b.  We note the reasons why you consolidated FFD subsequent to August 31, 2006 under FIN 46R.  You indicate that over the past three years, you entered into various acquisition agreements which contain options agreements between the sellers and your majority shareholder, Mr. Fortune.  You indicate that (1) during the first quarter of 2007, Mr. Fortune and Mr. Fisbeck agreed to finance the entire $12 million purchase subject to the put/ call options individually with a bank; (2) as a result of this transaction, the owners elected to charge a significant increase in rent to you from FFD and; (3) the owners used the cash from the rent increase to service the new debt incurred to finance the $12 million obligations from the put/ call.  Tell us how you considered accounting for the increase in rent to you from FFD as a distribution to Mr. Fortune and Mr. Fisbeck.

Response:  As a result of the consolidation of FFD and the Company, the consolidated financial statements of the Company do not show the rent income, rent expense, accrued rent receivable, or accrued rent payable.  The intercompany transactions are eliminated in the consolidation.  The distributions from FFD to Mr. Fortune and Mr. Fisbeck are accounted for in the partnership equity section of FFD’s financial statements.  FFD’s partnership equity is included as a separate line item between long-term liabilities and shareholders equity on the Company’s consolidated balance sheet entitled “Minority Interest in Variable Interest Entity”.

2b.  We note that you indicate that now you provide subordinated financial support through the significant increase in rent charged by FFD; which is ultimately used to service the Owners’ new individual $12 million debt.  Since the cash from the increase in rent will be used by the owners to service the $12 million debt, it is unclear to us how you are providing subordinated financial support to FFD.  In other words, it appears that the owners, and not FFD, are receiving the benefit from the rent increase.  Also, it is unclear to us why, as a result of the rent increase, you became the primary beneficiary of FFD.  In this regard, we note that the cash from the increase in rent that you are paying to FFD is being distributed to FFD’s owners to service the $12 million debt.

Mr. Larry M. Spirgel
Securities and Exchange Commission
July 31, 2007

Response:  First, we concluded that sufficient equity was not at risk at September 1, 2006 because the majority of the original equity was transferred by the owners to a new investment unrelated to FFD.  Second, the variable interest related to rent paid to FFD became significantly above market as discussed later.  Additionally the Company looked at the combined interest of the Company and the owners of FFD and determined that the Company was the member of the related party group most closely associated with the VIE because it leases substantially all of the VIE’s assets to use in its operations.

As a result of the changes more fully described below, the Company became the primary beneficiary of FFD.   Our basis primarily results from outcomes related to the increase in our rent from FFD and other factors as described below.  Paragraph 15 of FIN 46R states:

“An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity.”

From September 1, 2006 through November 30, 2006; FFD used its equity in FFD to finance activities to benefit the Company; as a result, FFD’s equity at risk became close to $0 during our first quarter of fiscal 2007.

Concurrently as discussed, FFD increased the rent of the Company’s operating facility at 6402 Corporate Drive in Indianapolis, Indiana by over 250% at the same time with the purpose of a) debt service of the individual loans to Mr. Fortune and Mr. Fisbeck of $12 million as previously discussed; b) debt service of additional loans obtained using the original equity at risk in FFD, and c) interest service on FFD debt due to rising interest rates.

Also, during this period, the Company significantly reduced the usage of its operating facility.  As a result, the Company is leasing the entire facility; however, it is only using approximately half of FFD’s 170,000+ square foot building.  This further supports our basis of above market lease rates as the Company began paying price per square footage above market and only using a portion of the facility.

The Company and FFD have been unsuccessful in finding a suitable sublease candidate for the remaining space.

Mr. Larry M. Spirgel
Securities and Exchange Commission
July 31, 2007

Absent the above market lease arrangement, FFD would incur substantial losses.  The Company concluded that finding an independent replacement lessee would be unlikely.  As a result of these changes, the Company became contractually obligated to absorb FFD losses through (a) the modified above market lease arrangements, and (b) debt service of new loans using the original equity at risk and increased interest rates.  The additional monies received from the Company used to service the individual debts of the shareholders related to the put/call are recorded as shareholder distributions.  Absent the above market lease rates solely to the Company, FFD would have negative equity and no basis for distributions.

2c.  Addressing paragraph 7 of SFAS 13, tell us how you concluded that the classification of the leases as operating leases was appropriate.  Tell us in more detail of the terms of the lease agreements, including renewal or purchase options, escalation clauses, obligations with respect of refinancing of the lessor’s debt, significant penalties (as defined in paragraph 5(o) of SFAS 13), and provision of any significant guarantees, such as residual values.

Response:   The lease agreements are for periods ranging from 5 to 10 years with annual rental adjustments to fair value.  The leases allow the lessee (the “Company”) to extend the lease term for periods of one year each after the initial expiration.  The requirements for classifying the leases as capital versus operating leases under SFAS13 were analyzed and the Company determined that each lease was an operating lease because it did not meet any of the following tests:
a)	The lease does not transfer ownership of the property to the lessee by the end of the lease term.
b)	The lease does not contain a bargain purchase option.
c)	The lease term is not equal to 75 percent or more of the estimated economic life of the leased property.
d)	The present value at the beginning of the lease term of the minimum lease payments does not equal or exceed 90 percent of the excess of the fair value of the leased property.

Form 10-Q for the quarterly period ended February 28, 2007
Note 3 – Investments in Marketable Equity Securities, page 14

3. We note your disclosure of $1.5 million of marketable securities related to shares of your common stock held by a consolidated variable interest entity.  Addressing the relevant accounting literature, tell us why you believe that it is appropriate to present this investment as an asset in your consolidated balance sheet.

Response:  The Company deemed that the marketable securities should be consolidated under ARB 51 as trading investments held by the variable interest entity and recorded as treasury stock on the Company’s consolidated financial statements.  The Company would like to propose to amend its quarterly filings for November 30, 2006, February 28, 2007, and May 31, 2007 and restate the investment as treasury stock and disclose appropriately.  We request final resolution and concurrence from the SEC on all issues prior to the restatement to avoid multiple amendments.

Mr. Larry M. Spirgel
Securities and Exchange Commission
July 31, 2007

Note 8 – Debt Arrangements
Credit Facility Loan and Security Agreement, page 19

4.   We note that you were not in compliance with the covenant terms of your credit facility loan agreement as of February 28, 2007.  Addressing SFAS 78, tell us your basis for classifying the debt as long-term in the balance sheet.

Response:  The Company did not present the debt related to the covenant violations as short term due to the reliance on verbal representations from the bank at the date of filing the Company’s Form 10-Q.  The Company has also subsequently obtained representation from its majority shareholder to pay the debt and reissue the obligation under the existing terms in the event our bank called the loan.

Note 12 – Variable Interest Entity, page 22

5.  Please tell us how you are accounting for profit and loss activity of the VIE in your consolidated income statement and statement of cash flows.  Also tell us how the VIE is generating income if all the properties are leased to you.

Response:   As a result of the consolidation of FFD, the Company’s consolidated Statements of Operations does not report rent income or rent expense as the intercompany transactions are eliminated in the consolidation.  An amount that is equal to the current period profit and loss activity of FFD is reversed from net income/loss in the Company’s Consolidated Statements of Operations and is presented after Income before Taxes and Minority Interest as a separate line item titled “Minority Interest in Variable Interest Entity.”  Additionally, as a result of the consolidation of FFD, the Company’s Consolidated Statements of Cash Flows do not report cash flows from operating, investing or financing activities of FFD as the transactions are eliminated in the consolidation.  The Company presents the cash of FFD as a separate line item on the Consolidated Statement of Cash Flows titled “Consolidation of Variable Interest Entity” before the Effect of Exchange Rate Changes on Cash.

Consolidated Statements of Operations, page 5

6.  Please revise in future filings to classify the loss on disposal of assets as part of operating income.

Response:  Future filings will classify gains or losses incurred on disposals of assets that are a part of operations as part of operating income.

Pursuant to your comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. Larry M. Spirgel
Securities and Exchange Commission
July 31, 2007

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to its 2006 Form 10-K or Form 10-Q for the fiscal quarters ended November 30, 2006  and February 28, 2007; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

We have worked closely with our external auditors on our responses to your comments.  We encourage you to contact us, if necessary, to arrange a discussion involving our external auditors if any additional explanation is required with respect to the issues raised in your comment letters.  You can contact me at (317) 532-1374.

Sincerely,

John Fisbeck
CEO